Filed by Regeneration Technologies, Inc.
Pursuant to Rule 425 under the Securities
Act of 1933 and deemed filed pursuant to
Rule 14a-6 under the Securities Exchange
Act of 1934
Subject Company: Tutogen Medical Inc.
Commission File No.: 001-16069

Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include but are not limited to statements about the expected benefits of the business combination involving Regeneration Technologies, Inc. and Tutogen Medical Inc., including potential synergies and cost savings, future financial and operating results, and the combined company’s plans and objectives. In addition, except for historical information, any statements made in this communication about Regeneration Technologies’ anticipated financial results, growth rates, new product introductions, future operational improvements and results, regulatory approvals or changes to Regeneration Technologies’ agreements with its distributors also are forward-looking statements. Forward-looking statements are subject to risks and uncertainties, including the ability of Regeneration Technologies and Tutogen to integrate their businesses successfully and to realize the expected synergies and cost savings from the merger and the risks described in Regeneration Technologies’ public filings on file with the Securities and Exchange Commission. Actual results may differ materially from anticipated results reflected in these forward-looking statements. Copies of Regeneration Technologies’ S.E.C. filings may be obtained by contacting the company or the S.E.C. or by visiting Regeneration Technologies’ website at www.rtix.com or the S.E.C.’s website at www.sec.gov.

Important Additional Information and Where to Find It

The proposed merger will be submitted to the respective stockholders of Regeneration Technologies and Tutogen for their consideration, and Regeneration Technologies and Tutogen have filed a registration statement, a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the S.E.C. Shareholders are urged to read the registration statement and the joint proxy statement/prospectus regarding the proposed merger and any other relevant documents filed with the S.E.C., as well as any amendments or supplements to those documents, because they will contain important information. You can obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Regeneration Technologies and Tutogen, at the S.E.C.’s Internet website (http://www.sec.gov). You can also obtain these documents, free of charge, at Regeneration Technologies’ website (http://www.rtix.com) or Tutogen’s website (http://www.tutogen.com). Copies of the joint proxy statement/prospectus and the S.E.C. filings that are incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Thomas F. Rose, Vice President and CFO, Regeneration Technologies Inc., PO Box 2650, Alachua, FL 32616 or to L. Robert Johnston, CFO, Tutogen Medical Inc., 13709 Progress Blvd., Box 19, Alachua, FL 32615.

Regeneration Technologies and Tutogen, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of Regeneration Technologies and Tutogen in connection with the proposed merger. Information about the directors and executive officers of Regeneration Technologies and their ownership of Regeneration Technologies common stock is set forth in the proxy statement, dated March 30, 2007, for Regeneration Technologies’ annual meeting of stockholders, as filed with the S.E.C. on a Schedule 14A. Information about the directors and executive officers of Tutogen and their ownership of Tutogen common stock is set forth in the proxy statement, dated February 5, 2007, for Tutogen’s annual meeting of stockholders, as filed with the S.E.C. on a Schedule 14A. Additional information regarding the interests of those participants and other persons who may be deemed participants in the merger may be obtained by reading the joint proxy statement/prospectus regarding the proposed merger. You may obtain free copies of these documents as described in the preceding paragraph.

The following is a letter from Brian K. Hutchison to all employees of Regeneration Technologies, to be published in its Fall 2007/Winter 2008 internal newsletter.

Successes in 2007 Lead To Exciting 2008

Brian K. Hutchison, Chairman, President & CEO

As we approach the end of 2007, I would like to thank each of you for your hard work and commitment throughout this year. Because of you, we have been able to power forward with strong positive results.

Throughout the year, we have focused on execution to reach the goals we set out to accomplish at the beginning of the year. The impact of this commitment has resulted in record quarterly revenues in the third quarter of 2007 and growth across the board.

As you will see in this issue of Visions, our sports medicine business has grown significantly over the year, thanks to the hard work of employees across the company. Over the past 18 months, RTI has taken its place as the recognized science and innovation leader in biologics for sports medicine.

Our spine and orthopedics group has also remained strong throughout the year. The team focused on co-developing numerous new implants with the majority of our distributors, and has launched xenograft wedges with Wright Medical, as well as spinal allograft implants with Blackstone and Stryker. We will certainly look forward to additional new implants being launched in 2008 and beyond through our distributors’ designs and RTI’s biologic expertise.

Thanks to the hard work and dedication of our RTI Donor Services team and the support of the recovery community, we have seen increased levels of donated tissue to help us meet the needs of our distributors, our surgeons and their patients. We also established a new Donor Services Advisory Board, comprised of key leaders of the organ procurement and tissue banking community.

In addition to your hard work at RTI, your commitment to our community is truly an inspiration. I would like to congratulate you all on a very successful United Way Campaign. Because of you, RTI crossed the finish line as the fourth company to raise $100,000 in the United Way of North Central Florida’s 50-year history. We also continued to support the United Way of Dane County through our RTI Donor Services—Midwest Division office, as we have for several years.

The community support you have provided this year throughout the country has certainly proved that you all are truly MVPs in your community.

As the year comes to a close, I reflect upon all of our successes and am excited about the future of our company.

As you know, in November we announced an agreement to merge with Tutogen Medical. By combining our companies, we will create the leading provider of sterile biologic solutions for patients around the world, reaching a broad range of markets with a diversified mix of implants and distribution channels. Both companies are very enthusiastic about the benefits and synergies that can be achieved through this union. We expect the transaction to close in March 2008, subject to regulatory and other approvals. Until the merger is complete, however, each company will continue to operate independently.

Thank you to all of you for your continued support and commitment to our donors, our recipients, our customers and our communities.